May 9, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Mr. Yonglin Du
19th Floor, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, CHINA 100012

Re: Dahua, Inc.
        Form SB-2, Amendment No. 7 Filed April 12, 2007
        File No. 333-122622
        Exchange Act Reports:
                Form 10-KSB for the Year Ended December 31, 2006, and filed
                    March 28, 2007
                Form 10-QSB for the Quarter Ended June 30, 2006, and filed April 2,
                    2007
                Form 10-QSB for the Quarter Ended September 30, 2006, and filed
                    April 2, 2006
        File No. 0-49852

Dear Mr. Du:

        We have the following comments on your filings and amended filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1. We note the disclosure in your Form 10-KSB that your disclosure controls and procedures contained certain deficiencies and weaknesses in the internal control over financial reporting and, therefore, were ineffective. Add a risk factor and discuss in the MD&A section. In addition, revise your Form 10-KSB and Forms 10-QSB as appropriate. Clarify the steps that have been taken to remedy the weaknesses.

Description of Business, page 25

2. We note that the time frame for obtaining the consents and approvals to commence construction for the second phase of Dahua Garden continues to be delayed and now is expected to be obtained by the middle of 2008. Discuss the reasons for these delays and discuss the impact these delays have and may continue to have upon your business and operations. Consider adding a discussion of these delays in the MD&A and the impact this has had or may have on the financial results.

3. Provide the basis for your belief that your "cancellation rate is lower than generally experienced at other similar home developments."

Management's Discussion and Analysis, page 33

4. We note the line item "other revenues" on the statement of operations. Please revise your disclosure in MD&A to describe the item(s) comprising this amount. Also, please revise the caption in the statement of operations to "other income" or other appropriate caption to clarify that the amount is not classified as revenue in the financial statements.

5. We note your disclosure on page 36 regarding the provision for the houses that are expected to be sold below cost. Please tell us how you determined that it was appropriate to classify this amount as an operating expense, rather than cost of revenue, including the specific accounting literature on which this conclusion was based. Alternatively, revise the financial statements and related disclosures to present the amount as a component of cost of revenue.

Forms 10-KSB for the Period Ended December 31, 2006 and 10-QSB/A for the Quarters Ended June 30 and September 30, 2006

General

6. Please revise the financial statements and disclosures to conform to any changes made in the Form SB-2.

Controls and Procedures

7. Disclose when the certain deficiencies and weaknesses in the internal control over financial reporting were identified, by whom they were identified and when they first began. Clarify the steps that the company has taken or that the company plans to take to remedy the identified weaknesses. If any steps have been taken in the interim, discuss.

8. In the Form 10-KSB, please revise the "Controls and Procedures" section to disclose whether there were any changes in internal control over financial reporting during the fourth fiscal quarter. Refer to Item 308(c) of Regulation S-B.

Signatures

9. Please include the signature of the controller or principal accounting officer in an amended Form 10-KSB for the Period Ended December 31, 2006. Please note that any person who occupies more than one position must indicate each capacity in which he or she signs the report. See General Instruction C.2.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-13387 if you have questions

regarding comments on the financial statements and related matters. Please contact
Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Schonfeld & Weinstein, L.L.P.
    Fax (212) 480-0717